Blucora, Inc.
601 108th Avenue NE, Suite 1200
Bellevue, WA 98004

October 9, 2012

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Kathleen Collins, Accounting Branch Chief

Melissa Kindelan, Staff Accountant

Re: InfoSpace, Inc.

Form 10-K for Fiscal Year Ended December 31, 2011

Filed March 9, 2012

Form 10-Q for Fiscal Quarter Ended March 31, 2012

Filed May 10, 2012

File No. 000-25131

Dear Ms. Collins and Ms. Kindelan:

Blucora, Inc. (the "Company") hereby advises the staff of the Securities and Exchange Commission (the "Staff") that the Company has received the Staff's letter dated October 3, 2012 (the "Comment Letter"), regarding the Commission's review of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2011 and its Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2012. The Comment Letter indicates that the Company must respond within 10 business days from the date thereof or inform the Staff of when the Company would provide a response. Per the phone conversation on October 9, 2012 between Melissa Kindelan of the Staff and the Company's Associate General Counsel, Nathan Garnett, the Company respectfully requests an additional 10 business days to respond to the Comment Letter. As discussed, the Company's financial and accounting teams would like to discuss the comments with the Staff to ensure that our next response will address the comments in a complete and detailed manner, and we are requesting an extension of time in order to have that discussion prior to submitting the response. Ms. Kindelan indicated that the Staff would be willing to grant this extension, and requested that the Company file this letter confirming the request for an extension with the Commission via EDGAR. The Company is committed to responding to the Comment Letter promptly, and while the Company intends to respond shortly after the above discussion occurs, the Company confirms that it will respond no later than October 31, 2012.

If you have any questions regarding the request made herein, please do not hesitate to call me at (425) 201-8869.

Thank you very much for your courtesy and cooperation in this matter.

BLUCORA, INC.

/s/ Eric Emans

Eric Emans

Chief Financial Officer